*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (02272015)

March 2, 2015

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller and Mr. Ron Winfrey

Re:	PetroQuest Energy, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 5, 2014 File No. 001-32681 Response Letter dated February 23, 2015

Dear Messrs. Hiller and Winfrey:

This letter is in response to your letter dated February 27, 2015 (the “Comment Letter”), to PetroQuest Energy, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). For your convenience, each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

We hope the Staff will consider this letter to be responsive to the comments. We respectfully request an opportunity to discuss this letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis.

Form 10-K for Fiscal Year Ended December 31, 2013

Oil and Gas Reserves, page 7

1.	Your response to prior comment number one from our letter dated January 30, 2015 describes various changes you have made to the internal controls used in your reserve estimation process. Expand the disclosure provided in response to Item 1202(a)(7) of Regulation S-K, to describe these changes, including those related to the processes through which both changes to previously adopted PUD development plans and historical PUD conversion rates are taken into consideration in determining that current year PUD volumes meet the reasonable certainty criteria.

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COMPANY RESPONSE: In response to the Staff’s comment, the Company will expand its disclosure provided in response to Item 1202(a)(7) of Regulation S-K (in the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”)) to include a description of the changes that it has made to the internal controls used in its reserve estimation process, including those related to the processes through which both changes to previously adopted PUD development plans and historical PUD conversion rates are taken into consideration in determining that current year PUD volumes meet the reasonable certainty criteria. The Company’s proposed disclosure is shown in Appendix 1 and will be included in the 2014 Form 10-K (in the “Items 1 and 2 - Business and Properties - Oil and Gas Reserves” subsection) as part of the Company’s disclosure provided in response to Item 1202(a)(7) of Regulation S-K.

2.	We understand that you will be restating previously reported quantities of PUD reserves and will include disclosure both quantifying and clarifying the reasons for these changes. In future filing, when changes to development plans, such as deferrals, removals and substitutions of previously scheduled PUD reserve locations, result in material changes in proved reserves or the standardized measure of future net cash flows, provide disclosure responsive to FASB ASC 932-235-50-5, 10, 35 and 36. Similarly, the effects of such changes on PUD reserves should be addressed in the business or property section of your filing to comply with Item 1203(b) and (c) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, in the event that changes to development plans result in material changes in proved reserves or the standardized measure of future net cash flows, the Company will expand its disclosure in future filings to provide disclosure (i) responsive to FASB ASC 932-235-50-5, 10, 35 and 36 and (ii) addressing the effects of such changes on PUD reserves in the business or property section of the applicable filing to comply with Item 1203(b) and (c) of Regulation S-K.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission March 2, 2015 Page 3	*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (02272015)

Please call the undersigned at (337) 232-7028 with any additional comments or questions you may have.

Regards,

/s/ J. Bond Clement

J. Bond Clement
Executive Vice President and Chief Financial Officer

APPENDIX 1	*FOIA Confidential Treatment Request* Confidential Treatment Requested by PetroQuest Energy, Inc. (02272015)

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